# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC., CIK 0001818201
CUSIP: 12510Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Amanda McGrady Morrison, Advent International, Prudential Tower, 800 Boylston Street, Boston, Massachusetts (MA), 02199-8069, 617-951-0555

## Reporting persons
- ADVENT INTERNATIONAL, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,342,526; sole dispositive power 0; shared dispositive power 37,342,526; aggregate amount beneficially owned 37,342,526 (5.7% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of common stock ("Common Stock") outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on July 31, 2025.
- ADVENT INTERNATIONAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,342,526; sole dispositive power 0; shared dispositive power 37,342,526; aggregate amount beneficially owned 37,342,526 (5.7% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- ADVENT INTERNATIONAL GPE VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,950,592; sole dispositive power 0; shared dispositive power 9,950,592; aggregate amount beneficially owned 9,950,592 (1.5% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- CYPRESS INVESTOR HOLDINGS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,391,934; sole dispositive power 0; shared dispositive power 27,391,934; aggregate amount beneficially owned 27,391,934 (4.2% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 866,345; sole dispositive power 0; shared dispositive power 866,345; aggregate amount beneficially owned 866,345 (0.1% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,084,247; sole dispositive power 0; shared dispositive power 9,084,247; aggregate amount beneficially owned 9,084,247 (1.4% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- CYPRESS INVESTMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,391,934; sole dispositive power 0; shared dispositive power 27,391,934; aggregate amount beneficially owned 27,391,934 (4.2% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- GPE VIII GP S.A.R.L: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 866,345; sole dispositive power 0; shared dispositive power 866,345; aggregate amount beneficially owned 866,345 (0.1% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.
- GPE VIII GP LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,084,247; sole dispositive power 0; shared dispositive power 9,084,247; aggregate amount beneficially owned 9,084,247 (1.4% of the class)
  Comment: The percent of class is calculated based upon 649,943,555 shares of Common Stock outstanding as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC.
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Comment: This Amendment No. 10 (this "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings set forth in prior Schedule 13D filings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Amendment is incorporated by reference into this Item 5(a).

Following transactions effected on August 7, 2025, the Reporting Perssons beneficially own in the aggregate 37,342,526 shares of Common Stock, which represents approximately 5.7% of the outstanding shares (based on the outstanding shares as of July 24, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on July 31, 2025).

The Reporting Persons directly hold or are attributed beneficial ownership of the reported securities as follows:

* 27,391,934 shares are held directly by Cypress Investor;

* 866,345 shares are directly held by Advent International VIII-C;

* 9,084,247 shares are directly held by GPE VIII CCC Co-Investment;

* Cypress Investment GP, LLC ("Cypress GP"), as general partner of Cypress Investor, may be deemed to beneficially own the 27,391,934 shares held directly by Cypress Investor;

* GPE VIII GP S.a.r.l ("Advent GP Luxembourg"), as general partner of Advent International VIII-C, may be deemed to beneficially own the 866,345 shares held directly by Advent International VIII-C;

* GPE VIII GP Limited Partnership ("Advent GP Cayman"), as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 9,084,247 shares held directly by GPE VIII CCC Co-Investment;

* Advent International GPE VIII, LLC ("Advent VIII GP"), as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 9,950,592 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment; and

* Advent International GP, LLC, as general partner of Advent International, L.P. ("Advent"), and Advent, as manager of Advent VIII GP and managing member of Cypress GP, may each be deemed to beneficially own the 37,342,526 shares held directly by Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment.

The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as previously defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as previously defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in row (7) through (10) of the cover pages of this Amendedment is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons engaged in transactions with respect to the Issuer's Common Stock on August 7, 2025 and since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- ADVENT INTERNATIONAL GPE VIII, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- CYPRESS INVESTOR HOLDINGS, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: /s/ Justin Nuccio - /s/ Neil Crawford, Justin Nucci / Manager - Neil Crawford / Vice President of Finance (08/08/2025)
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- CYPRESS INVESTMENT GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)
- GPE VIII GP S.A.R.L: /s/ Justin Nuccio - /s/ Neil Crawford, Justin Nucci / Manager - Neil Crawford / Vice President of Finance (08/08/2025)
- GPE VIII GP LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/08/2025)